SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






  RYANAIR ANNOUNCES BIGGEST EVER EXPANSION AT DUBLIN 12 NEW EUROPEAN ROUTES
                                 START FROM DECEMBER

Ryanair, Ireland's largest airline, today (Wednesday, 9th August 2006) unveiled a significant expansion of its European operations at Dublin Airport. From December, Ryanair will base three new aircraft in Dublin Airport, create over 200 jobs, and start services on twelve new routes from Dublin to points all over Europe. The new schedule of routes is as follows:

       Destination                       Starts         Frequency

Oslo (Norway)                              Dec            Daily

Madrid (Spain)                             Feb            Daily

Tampere (Finland)                          Dec            Four Weekly

Vitoria (Spain)                            Jan            Four Weekly

Billund (Denmark)                          Jan            Four Weekly

Bologna (Italy)                            Feb            Four Weekly

Grenoble (France)                          Dec            Three Weekly

Friedrichshafen (Germany)                  Dec            Three Weekly

Seville (Spain)                            Jan            Three Weekly

Pula (Croatia)                             Feb            Three Weekly

Almeria (Spain)                            Jan            Two Weekly

Rzeszow (Poland)                           Jan            Two Weekly

These new destinations start in December 2006 and will be served by Ryanair on a year round basis. They bring to 63 the number of UK and European routes served by Ryanair from Dublin and completes Ryanair's displacement of Aer Lingus as the national carrier of Ireland, as demonstrated by the following facts:

 1. Ryanair carries 42M pax annually, five times more than Aer Lingus' 8M.

 2. Ryanair offers more routes from Dublin to the UK (18) than Aer Lingus (7).

 3. Ryanair offers more routes from Dublin to Europe (45) than Aer Lingus
    (28).

 4. Ryanair offers double the routes from Irl to UK&EUR (102) than Aer Lingus
    (51).

 5. Ryanair carries 50% more passengers to/from Ireland (12M) than Aer Lingus
    (8M).

 6. Ryanair's av. fare is EUR41. Aer Lingus's av. Eur fare is 60% higher @ EUR67

 7. Ryanair beats Aer Lingus on punctuality, fewer cancellations and fewer lost bags.

 8. Ryanair brings more visitors to Dublin and Ireland than Aer Lingus.

Announcing these new routes in Dublin this morning, Ryanair's CEO Michael O'Leary said:

"Move over Aer Lingus! Ryanair is now Ireland's national airline and Aer Lingus is just a distant number 2. Passengers prefer Ryanair because we give them lower fares, many more destinations to the UK and Europe and a better passenger service in terms of newer aircraft, better punctuality, fewer cancellations and fewer lost bags.

"On every route where there they have a choice, millions more passengers prefer Ryanair to Aer Lingus. Today's twelve new routes will end Aer Lingus' high fare monopoly to destinations such as Madrid, Bologna, Almeria and Seville. Irish passengers who previously had no alternative to Aer Lingus' high fares and frequent delays on these routes will now have a low fare, on-time option with Ryanair. Irish passengers will also enjoy Ryanair's low fares to new European destinations such as Norway (Oslo Torp), Denmark (Billund), Finland (Tampere) and Eastern Poland (Rzeszow) which are not currently served by Aer Lingus.

        "This year Ryanair will carry 42 million passengers across its network. This is five times more than the annual, 8M traffic of Aer Lingus. Ryanair also carries 50% more passengers than Aer Lingus to/from Ireland. The Irish people have voted with their feet and made Ryanair Ireland's number one airline. In the process Aer Lingus has been displaced as Ireland's national airline and now survives as just a distant number 2.

        "In 2007, Ryanair will deliver 9M passengers through Dublin airport, sustaining 9,000 jobs in Dublin and generating a tourist spend of EUR2.5BN. To celebrate these 12 new European destinations, Ryanair is launching a seat sale today with every seat on every one of these routes (except Grenoble and Friedrichshafen) being sold for just EUR12 one way (including taxes, fees and charges) for travel during the first month of operation. This offer will run for one week only and I urge everybody to book their seats as quickly as possible on www.ryanair.com because at such low prices, these seats will sell out fast".


Ends.                        Wednesday, 9th August 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228        Tel: 00 353 1 4980300
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 August 2006
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director